UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2022

Commission File Number 000-51151

NEXTSOURCE MATERIALS INC.
(Translation of registrant’s name into English)

1940-130 King Street West

Toronto, Ontario, Canada

M5X 2A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

EXHIBITS

99.1	NextSource Materials Inc. Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended September 30, 2022 as filed on SEDAR on November 14, 2022.

99.2	NextSource Materials Inc. Management’s Discussion and Analysis for the Three Months Ended September 30, 2022 as filed on SEDAR on November 14, 2022.

99.3	NextSource Materials Inc. Form 52-109F2 Certification of Interim Filings (CEO) for the Three Months Ended September 30, 2022 as filed on SEDAR on November 14, 2022.

99.4	NextSource Materials Inc. Form 52-109F2 Certification of Interim Filings (CFO) for the Three Months Ended September 30, 2022 as filed on SEDAR on November 14, 2022.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2022
NEXTSOURCE MATERIALS INC.

/s/ Marc Johnson
Marc Johnson
Chief Financial Officer

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